Javo Beverage Corporation, Inc.

1311 Specialty Drive

Vista, CA 92122

April 24, 2007

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Javo Beverage Corporation, Inc. Acceleration
Request for Registration Statement on Form S-3 (No. 333-139935)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effectiveness of the above-referenced registration statement be accelerated and that it be declared effective on April 25, 2007, at 4:00 p.m., EDT, or as soon thereafter as practicable.

In making this acceleration request, the Company acknowledges that the acceleration of the effectiveness of the registration statement does not foreclose the Commission from taking subsequent action with respect to that filing and does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in such filing. Additionally, the Company acknowledges that it may not assert the Commission’s acceleration of the registration statement as a defense in any proceeding under the federal securities laws of the United States initiated by the Commission or any other person.

Sincerely,

Javo Beverage Corporation, Inc.

/s/ William E. Marshall
William E. Marshall
General Counsel, Senior Executive Vice President of Operations and Secretary

cc: Ryan A. Murr